Mail Stop 3561

October 20, 2006

Neil Cole, Chief Executive Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, New York 10018

      Re: Iconix Brand Group, Inc.
            Amendment No. 1 to Registration Statement on Form S-3
            Filed October 18, 2006
            File No. 333-137383

Dear Mr. Cole:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exhibit 5.1

1. Please revise the legality opinion, which still refers to the additional 48,242 shares that are not being offered for resale.

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      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ethan M. Seer, Esq.
        Blank Rome LLP
        Via Fax: (212) 885-5001